FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                1 September 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Holding(s) in Company
2. Blocklisting Interim Review
3. Holding(s) in Company





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  1 September 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Holding(s) in Company
2.                          Blocklisting Interim Review
3.                          Holding(s) in Company



Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Barclays PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND                                                         232,256
BANK OF IRELAND                                                         1,027,581
BANK OF IRELAND                                                         478,385
BANK OF IRELAND                                                         778,212
BANK OF IRELAND                                                         108,810
BANK OF IRELAND                                                         566,972
Bank of Ireland Nominees Limited                                        926,278
Bank of Ireland Nominees Limited                                        6,739,408
Bank of New York                                                        40,252
Bank of New York                                                        23,831
Bank of New York                                                        429,850
Bank of New York                                                        383,669
Bank of New York                                                        1,023,401
Bank of New York                                                        1,241,215
Bank of New York                                                        291,498
BARCLAYS BANK FRANCE SA- CLIENTS                                        460
BARCLAYS BANK FRANCE SA- CLIENTS                                        750
BARCLAYS BANK PLC- PORTUGAL- CLIENTS                                    13,600
BARCLAYS BANK SA                                                        1,000
BARCLAYS CAPITAL NOMINEES                                               1,702,838
BARCLAYS CAPITAL NOMINEES                                               1,035,000
BARCLAYS CAPITAL NOMINEES                                               2,924,163
Barclays Global Investors Canada                                        40,095
Barclays Noms Monument R97                                              29,772
Barclays Trust & Co & Others                                            1,625
Barclays Trust Co R69                                                   1,020
Barclayshare Nominees Limited                                           2,963
BNP PARIBAS                                                             234,375
BNY (OCS) NOMINEES LTD                                                  225,642
BNY (OCS) NOMINEES LTD                                                  495,719
BT GLOBENET NOMINEES LTD                                                111,270
CHASE NOMINEES LTD                                                      548,506
CHASE NOMINEES LTD                                                      154,798
CHASE NOMINEES LTD                                                      160,226
CHASE NOMINEES LTD                                                      940,328
CHASE NOMINEES LTD                                                      1,466,578
CHASE NOMINEES LTD                                                      26,618,675
CHASE NOMINEES LTD                                                      370,354
CHASE NOMINEES LTD                                                      67,076
CHASE NOMINEES LTD                                                      131,839
CHASE NOMINEES LTD                                                      358,058
CHASE NOMINEES LTD                                                      366,652
CHASE NOMINEES LTD                                                      450,160
CHASE NOMINEES LTD                                                      1,006,573
CHASE NOMINEES LTD                                                      40,547
CHASE NOMINEES LTD                                                      311,700
CIBC MELLON GLOBAL SECURITIES                                           179,598
CITIBANK                                                                92,234
CITIBANK                                                                290,311
CITIBANK                                                                287,645
CITIBANK                                                                30,343
Clydesdale Nominees - HGB0125                                           4,080
Clydesdale Nominees - HGB0125                                           347
CREDIT SUISSE ASSET MANAGEMENT                                          46,881
DEUTSCHE BANK LONDON                                                    5,718
DEUTSCHE BANK LONDON                                                    1,757,248
HSBC                                                                    667,688
HSBC                                                                    41,436
ibt                                                                     430,128
INVESTOR BANK AND TRUST CO                                              33,400
INVESTOR BANK AND TRUST CO                                              6,354
INVESTOR BANK AND TRUST CO                                              34,182
INVESTOR BANK AND TRUST CO                                              173,565
INVESTOR BANK AND TRUST CO                                              5,132
INVESTOR BANK AND TRUST CO                                              15,321
INVESTOR BANK AND TRUST CO                                              1,575,792
INVESTOR BANK AND TRUST CO                                              29,854
INVESTOR BANK AND TRUST CO                                              156,791
INVESTOR BANK AND TRUST CO                                              53,514
INVESTOR BANK AND TRUST CO                                              96,848
INVESTOR BANK AND TRUST CO                                              8,847
INVESTOR BANK AND TRUST CO                                              2,886,496
INVESTOR BANK AND TRUST CO                                              311,684
INVESTOR BANK AND TRUST CO                                              65,234
INVESTOR BANK AND TRUST CO                                              52,090
INVESTOR BANK AND TRUST CO                                              3,810,320
INVESTOR BANK AND TRUST CO                                              8,964,640
INVESTOR BANK AND TRUST CO                                              1,411,184
INVESTOR BANK AND TRUST CO                                              768,776
INVESTOR BANK AND TRUST CO                                              56,828
INVESTOR BANK AND TRUST CO                                              563,787
JP MORGAN (BGI CUSTODY)                                                 90,602
JP MORGAN (BGI CUSTODY)                                                 19,937
JP MORGAN (BGI CUSTODY)                                                 107,950
JP MORGAN (BGI CUSTODY)                                                 304,915
JP MORGAN (BGI CUSTODY)                                                 33,862
JP MORGAN (BGI CUSTODY)                                                 596,925
JP MORGAN (BGI CUSTODY)                                                 1,042,490
JP MORGAN (BGI CUSTODY)                                                 71,859
JP MORGAN (BGI CUSTODY)                                                 341,605
JP MORGAN (BGI CUSTODY)                                                 571,728
JP MORGAN (BGI CUSTODY)                                                 8,891,131
JP MORGAN (BGI CUSTODY)                                                 189,580
JP MORGAN (BGI CUSTODY)                                                 78,055
JP MORGAN (BGI CUSTODY)                                                 9,828
JP MORGAN (BGI CUSTODY)                                                 14,771
JP MORGAN (BGI CUSTODY)                                                 24,359
JP MORGAN (BGI CUSTODY)                                                 6,913
JP MORGAN (BGI CUSTODY)                                                 58,025
JP MORGAN (BGI CUSTODY)                                                 27,856
JP MORGAN (BGI CUSTODY)                                                 2,934,280
JP MORGAN (BGI CUSTODY)                                                 634,490
JP MORGAN (BGI CUSTODY)                                                 134,578
JP MORGAN (BGI CUSTODY)                                                 310,472
JP MORGAN (BGI CUSTODY)                                                 203,986
JP MORGAN (BGI CUSTODY)                                                 1,143,610
JPM FRANKFURT                                                           175,054
JPMORGAN CHASE BANK                                                     19,408
JPMORGAN CHASE BANK                                                     5,393
JPMORGAN CHASE BANK                                                     565,760
JPMORGAN CHASE BANK                                                     129,350
JPMORGAN CHASE BANK                                                     34,463
JPMORGAN CHASE BANK                                                     107,950
JPMORGAN CHASE BANK                                                     1,103,369
JPMORGAN CHASE BANK                                                     1,180,866
JPMORGAN CHASE BANK                                                     314,891
JPMORGAN CHASE BANK                                                     6,022
JPMORGAN CHASE BANK                                                     49,451
JPMORGAN CHASE BANK                                                     1,490,704
JPMORGAN CHASE BANK                                                     5,101
JPMORGAN CHASE BANK                                                     6,011
JPMORGAN CHASE BANK                                                     17,206
JPMORGAN CHASE BANK                                                     96,167
JPMORGAN CHASE BANK                                                     19,937
JPMORGAN CHASE BANK                                                     28,455
JPMORGAN CHASE BANK                                                     310,997
JPMORGAN CHASE BANK                                                     90,602
JPMORGAN CHASE BANK                                                     58,087
JPMORGAN CHASE BANK                                                     76,435
JPMORGAN CHASE BANK                                                     61,124
JPMORGAN CHASE BANK                                                     81,716
KAS ASSOCIATES                                                          194,956
Master Trust Bank                                                       115,106
MELLON                                                                  88,451
MELLON BANK                                                             1,796,898
MELLON BANK                                                             118,416
Mellon Trust - US Custodian                                             23,678
Mellon Trust  - US Custodian                                            400,906
Mellon Trust of New England                                             243,140
MIDLAND BANK (HSBC BANK PLC)                                            1,425,043
MITSUBISHI TRUST INTERNATIONAL                                          79,808
Mitsui Asset                                                            10,172
NORDEA BANK                                                             205,157
NORTHERN TRUST                                                          13,258
NORTHERN TRUST                                                          31,590
NORTHERN TRUST                                                          228,648
NORTHERN TRUST                                                          247,670
NORTHERN TRUST                                                          690,810
NORTHERN TRUST                                                          1,380,587
NORTHERN TRUST BANK - BGI SEPA                                          131,792
NORTHERN TRUST BANK - BGI SEPA                                          510,214
NORTHERN TRUST BANK - BGI SEPA                                          601,142
Reflex Nominees Limited                                                 2,184
Reflex Nominees Limited                                                 393
STATE STREET                                                            108,964
STATE STREET                                                            548,793
STATE STREET                                                            298,243
STATE STREET                                                            21,572
STATE STREET                                                            148,938
STATE STREET                                                            17,937
STATE STREET                                                            21,569
STATE STREET                                                            12,254
STATE STREET                                                            41,678
STATE STREET BANK & TRUST - WI                                          468,855
STATE STREET BOSTON                                                     293,370
STATE STREET BOSTON                                                     430,128
STATE STREET TRUST OF Canada                                            412,447
The Northern Trust Company - U                                          288,156
Trust & Custody Services Bank                                           5,766
UBS                                                                     19,923
ZEBAN NOMINEES LIMITED                                                  74,413
ZEBAN NOMINEES LIMITED                                                  13,906
TOTAL                                                                   114,663,533





5. Number of shares / amount of stock acquired


1,566,639



6. Percentage of issued class


0.14%



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


15 August 2006



12. Total holding following this notification


114,663,533



13. Total percentage holding of issued class following this notification


10.08%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


15 August 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Exhibit No. 2

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


Name of company

British Airways Plc

2. Name of scheme

Savings Related Share Option Scheme

3. Period of return:     From 1 January 2006 to 30 June 2006


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

4,823,101

5. Number of shares issued/allotted
   under scheme during period

nil

6. Balance under scheme not yet issued/allotted at end of period

4,823,101

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

22,000,000 ordinary shares 15.10.93

22,000,000 ordinary shares 8.7.98

5,000,000 ordinary shares 4.9.99


Please confirm total number of shares in issue at the end of the period in order for us to update our records


1,135,765,840


Contact for queries:


Name: Alan Buchanan

British Airways Plc

Waterside HBA3

PO Box 365

Harmondsworth UB7 0GB


Telephone: 020 8738 5119






                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN




1. Name of company


British Airways Plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:     From: 1 January 2006 to 30 June 2006



4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

21,475,314

5. Number of shares issued/allotted
   under scheme during period


5,442,183

6. Balance under scheme not yet issued/allotted at end of period

16,033,131

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

A/4144/1995

20,000,000 - (0-129-057)(GB0001290575) - 2006


Please confirm total number of shares in issue at the end of the period in order for us to update our records


1,135,765,840




Contact for queries:


Name: Alan Buchanan

British Airways Plc

Waterside HBA3

PO Box 365

Harmondsworth UB7 0GB


Telephone: 020 8738 5119






                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN




1. Name of company

British Airways Plc

2. Name of scheme

Conversion of 9.75 per cent Convertible Capital Bonds 2005 into ordinary shares

3. Period of return:     From 1 January 2006 to 30 June 2006



4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

796,574
5. Number of shares issued/allotted
   under scheme during period

Nil

6. Balance under scheme not yet issued/allotted at end of period

796,574

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

40,000,000 shares listed 2.8.96

32,386,086 shares listed 27.6.97

10,200,000 shares listed 26.6.98

10,000,000 shares listed 21.6.99

40,000,000 shares listed 11.5.05


Please confirm total number of shares in issue at the end of the period in order for us to update our records


1,135,765,840


Contact for queries:
Alan Buchanan

British Airways Plc

Waterside HBA3

PO Box 365

Harmondsworth UB7 0GB


Telephone: 020 8738 5119



Exhibit No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Barclays PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Bank of New York                                                        40,252
BARCLAYS CAPITAL NOMINEES                                               3,061,391
BARCLAYS CAPITAL NOMINEES                                               1,539,006
BARCLAYS CAPITAL NOMINEES                                               1,035,000
Barclays Capital Securities Ltd                                         11,000
Barclays Global Investors Canada                                        40,095
Barclays Trust & Co & Others                                            1,625
Barclays Trust Co R69                                                   1,020
BNP PARIBAS                                                             231,707
CHASE NOMINEES LTD                                                      548,506
CHASE NOMINEES LTD                                                      26,134,006
CHASE NOMINEES LTD                                                      366,652
CHASE NOMINEES LTD                                                      440,424
CIBC MELLON GLOBAL SECURITIES                                           176,871
Clydesdale Nominees - HGB0125                                           14,114
Clydesdale Nominees - HGB0125                                           4,080
INVESTOR BANK AND TRUST CO                                              53,514
INVESTOR BANK AND TRUST CO                                              307,691
INVESTOR BANK AND TRUST CO                                              65,234
INVESTOR BANK AND TRUST CO                                              5,132
INVESTOR BANK AND TRUST CO                                              2,764,992
INVESTOR BANK AND TRUST CO                                              34,182
INVESTOR BANK AND TRUST CO                                              8,887,936
INVESTOR BANK AND TRUST CO                                              52,090
INVESTOR BANK AND TRUST CO                                              747,817
INVESTOR BANK AND TRUST CO                                              8,847
INVESTOR BANK AND TRUST CO                                              3,777,413
INVESTOR BANK AND TRUST CO                                              56,828
INVESTOR BANK AND TRUST CO                                              1,398,146
INVESTOR BANK AND TRUST CO                                              580,470
INVESTOR BANK AND TRUST CO                                              96,848
INVESTOR BANK AND TRUST CO                                              29,854
INVESTOR BANK AND TRUST CO                                              1,588,500
INVESTOR BANK AND TRUST CO                                              158,355
INVESTOR BANK AND TRUST CO                                              177,154
INVESTOR BANK AND TRUST CO                                              15,321
JP MORGAN (BGI CUSTODY)                                                 288,780
JP MORGAN (BGI CUSTODY)                                                 33,862
JP MORGAN (BGI CUSTODY)                                                 611,891
JP MORGAN (BGI CUSTODY)                                                 1,025,306
JP MORGAN (BGI CUSTODY)                                                 71,859
JP MORGAN (BGI CUSTODY)                                                 341,605
JP MORGAN (BGI CUSTODY)                                                 571,728
JP MORGAN (BGI CUSTODY)                                                 8,848,831
JP MORGAN (BGI CUSTODY)                                                 9,828
JP MORGAN (BGI CUSTODY)                                                 24,359
JPMORGAN CHASE BANK                                                     17,206
JPMORGAN CHASE BANK                                                     310,997
JPMORGAN CHASE BANK                                                     58,087
JPMORGAN CHASE BANK                                                     76,435
JPMORGAN CHASE BANK                                                     81,716
JPMORGAN CHASE BANK                                                     92,652
JPMORGAN CHASE BANK                                                     18,983
JPMORGAN CHASE BANK                                                     85,193
JPMORGAN CHASE BANK                                                     61,124
JPMORGAN CHASE BANK                                                     28,455
JPMORGAN CHASE BANK                                                     6,011
JPMORGAN CHASE BANK                                                     5,101
JPMORGAN CHASE BANK                                                     19,408
JPMORGAN CHASE BANK                                                     1,103,369
JPMORGAN CHASE BANK                                                     5,393
JPMORGAN CHASE BANK                                                     565,760
JPMORGAN CHASE BANK                                                     104,976
JPMORGAN CHASE BANK                                                     314,891
JPMORGAN CHASE BANK                                                     6,022
JPMORGAN CHASE BANK                                                     34,463
JPMORGAN CHASE BANK                                                     1,180,866
JPMORGAN CHASE BANK                                                     129,350
JPMORGAN CHASE BANK                                                     1,470,738
JPMORGAN CHASE BANK                                                     50,509
Master Trust Bank                                                       111,052
Mellon Trust - US Custodian                                             400,906
Mellon Trust  - US Custodian                                            23,678
Mellon Trust of New England                                             243,140
MITSUBISHI TRUST INTERNATIONAL                                          77,106
Mitsui Asset                                                            10,172
NORTHERN TRUST BANK - BGI SEPA                                          500,599
NORTHERN TRUST BANK - BGI SEPA                                          131,792
NORTHERN TRUST BANK - BGI SEPA                                          601,142
Reflex Nominees Limited                                                 2,184
Reflex Nominees Limited                                                 393
STATE STREET BANK & TRUST - WI                                          463,525
STATE STREET BOSTON                                                     430,128
STATE STREET BOSTON                                                     293,370
STATE STREET TRUST OF Canada                                            409,025
The Northern Trust Company - U                                          288,156
Trust & Custody Services Bank                                           1,237
Trust & Custody Services Bank                                           5,766
ZEBAN NOMINEES LIMITED                                                  13,906
TOTAL                                                                   76,115,104





5. Number of shares / amount of stock acquired


N/a



6. Percentage of issued class


N/a



7. Number of shares / amount of stock disposed


38,548,429



8. Percentage of issued class


3.38%



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


23 August 2006



12. Total holding following this notification


76,115,104



13. Total percentage holding of issued class following this notification


6.69%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


24 August 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.